Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page (s)
Consolidated Balance Sheets as of December 31, 2025 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2026	F-1
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income for the Six Months Ended June 30, 2025 and 2026	F-5
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2025 and 2026	F-7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2026	F-9
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-11

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2025	June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		167,955	152,139	22,423
Restricted cash		384	4,563	673
Derivative assets		—	80	12
Short-term investments	5	5,090	10,062	1,483
Accounts receivable, net of allowances of RMB6,495 and RMB5,047 (US$744) as of December 31, 2025 and June 30, 2026, respectively	3	43,228	39,026	5,752
Prepayments and other current assets	4	15,306	16,086	2,369
Total current assets		231,963	221,956	32,712
Non-current assets:
Property and equipment, net		2,798	4,591	677
Operating lease right-of-use assets	6	14,873	13,170	1,941
Intangible assets, net		9,966	7,822	1,153
Digital assets		—	570	84
Goodwill		37,785	37,785	5,569
Long-term investments	7	112,609	111,383	16,416
Deferred tax assets		6	14	2
Other non-current assets		6,165	6,233	918
Total non-current assets		184,202	181,568	26,760
Total assets		416,165	403,524	59,472

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2025	June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of nil and RMB5,000 (US$737) as of December 31, 2025 and June 30, 2026, respectively)	8	—	5,000	737
Accounts payable (including accounts payable of the VIE without recourse to the Company of RMB32,191 and RMB30,182 (US$4,448) as of December 31, 2025 and June 30, 2026, respectively)		39,404	35,445	5,224
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB121,627 and RMB116,975 (US$17,240) as of December 31, 2025 and June 30, 2026, respectively)	9	178,650	181,853	26,802
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of RMB2,526 and RMB2,312 (US$341) as of December 31, 2025 and June 30, 2026, respectively)	6	3,982	3,734	550
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB66,896 and RMB57,916 (US$8,536) as of December 31, 2025 and June 30, 2026, respectively)	10	80,939	78,552	11,577
Total current liabilities		302,975	304,584	44,890

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2025	June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Non-current liabilities:
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of RMB6,117 and RMB5,243 (US$773) as of December 31, 2025 and June 30, 2026, respectively)	6	11,432	9,800	1,444
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of RMB1,883 and nil as of December 31, 2025 and June 30, 2026, respectively)		1,883	1,579	233
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB450 and RMB450 (US$66) as of December 31, 2025 and June 30, 2026, respectively)		450	450	66
Total non-current liabilities		13,765	11,829	1,743
Total liabilities		316,740	316,413	46,633

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2025	June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Commitments and contingencies	14
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2025 and June 30, 2026; 4,920,000,000 shares authorized as of December 31, 2025 and June 30, 2026, 62,971,166 shares and 61,918,246 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)		40	40	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2025 and June 30, 2026; 30,000,000 shares authorized as of December 31, 2025 and June 30, 2026, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)		11	11	2
Treasury shares (1,415,422 and 2,468,342 class A common shares as of December 31, 2025 and June 30, 2026, respectively)		(6,430)	(9,852)	(1,452)
Additional paid-in capital		1,049,029	1,049,672	154,702
Accumulated deficit		(995,292)	(992,355)	(146,255)
Accumulated other comprehensive income		18,440	16,881	2,488
Total Aurora Mobile Limited’s shareholders’ equity		65,798	64,397	9,491
Noncontrolling interests		33,627	22,714	3,348
Total shareholders’ equity		99,425	87,111	12,839
Total liabilities and shareholders’ equity		416,165	403,524	59,472

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Note	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues	16	178,821	194,510	28,667
Cost of revenues		(60,332)	(59,046)	(8,702)
Gross profit		118,489	135,464	19,965
Operating expenses
Research and development		(50,565)	(57,987)	(8,546)
Sales and marketing		(45,954)	(54,204)	(7,989)
General and administrative		(24,866)	(21,501)	(3,169)
Total operating expenses		(121,385)	(133,692)	(19,704)
Other operating income		407	322	47
(Loss) /Income from operations		(2,489)	2,094	308
Foreign exchange income/(loss)		181	(1,497)	(221)
Interest income		550	1,164	172
Interest expense		(45)	(20)	(3)
Gains from fair value change		111	563	83
Other income		34	1,008	149
(Loss)/Income before income taxes		(1,658)	3,312	488
Income tax benefits/(expenses)	12	546	(62)	(9)
Net (loss)/income		(1,112)	3,250	479

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Note	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Less: net income attributable to noncontrolling interests		1,461	313	46
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders		(2,573)	2,937	433
Net (loss)/income per share for class A and class B common shares:	15
Class A and B common shares – basic		(0.03)	0.04	0.01
Class A and B common shares – diluted		(0.03)	0.04	0.01

Weighted average shares used in computing net (loss)/income per share attributable to common shares:
Class A Common shares – basic		63,325,008	62,427,953	62,427,953
Class B Common Shares – basic		17,000,189	17,000,189	17,000,189
Class A Common Shares – diluted		63,325,008	66,405,620	66,405,620
Class B Common Shares – diluted		17,000,189	17,000,189	17,000,189

Other comprehensive loss
Foreign currency translation adjustments		(270)	(1,530)	(225)
Total other comprehensive loss, net of tax		(270)	(1,530)	(225)
Total comprehensive (loss)/income		(1,382)	1,720	254
Less: comprehensive income attributable to noncontrolling interests		1,461	342	50
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders		(2,843)	1,378	204

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number		Number		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	of shares	Amount	of shares	Amount	capital	income/(loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	80,041,689	50	442,915	(1,674)	1,045,221	20,040	(995,715)	31,476	99,398
Net (loss)/income	—	—	—	—	—	—	(2,573)	1,461	(1,112)
Translation adjustments	—	—	—	—	—	(270)	—	—	(270)
Exercise and vesting of share-based awards	798,853	1	(193,040)	699	1,491	—	—	—	2,191
Repurchase of common shares	(583,893)	—	583,893	(3,344)	—	—	—	—	(3,344)
Share-based compensation (Note 11)	—	—	—	—	694	—	—	—	694
Balance as of June 30, 2025 (unaudited)	80,256,649	51	833,768	(4,319)	1,047,406	19,770	(998,288)	32,937	97,557

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income/(loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2026	79,971,355	51	1,415,422	(6,430)	1,049,029	18,440	(995,292)	33,627	99,425
Net income	—	—	—	—	—	—	2,937	313	3,250
Acquisition of a new subsidiary	—	—	—	—	—	—	—	14	14
Acquisition of noncontrolling interests	—	—	—	—	816	—	—	(11,269)	(10,453)
Translation adjustments	—	—	—	—	—	(1,559)	—	29	(1,530)
Exercise and vesting of share-based awards	86,960	—	(86,960)	500	(480)	—	—	—	20
Issuance of warrants	—	—	—	—	(471)	—	—	—	(471)
Repurchase of common shares	(1,139,880)	—	1,139,880	(3,922)	—	—	—	—	(3,922)
Share-based compensation (Note 11)	—	—	—	—	778	—	—	—	778
Balance as of June 30, 2026 (unaudited)	78,918,435	51	2,468,342	(9,852)	1,049,672	16,881	(992,355)	22,714	87,111
Balance as of June 30, 2026 in US$ (unaudited)		8		(1,452)	154,702	2,488	(146,255)	3,348	12,839

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/income	(1,112)	3,250	479
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation of property and equipment	498	461	68
Amortization of intangible assets	2,067	2,125	313
Lease expense to reduce right-of-use assets	2,785	2,290	338
Deferred tax benefits	(821)	(312)	(46)
Credit losses for accounts receivable	2,283	(1,057)	(156)
Loss on disposal of property and equipment	730	6	1
Unrealized fair value change from structured deposits	—	(2)	—
Unrealized fair value change from foreign currency swap contract	—	(79)	(12)
Unrealized fair value change from short-term investment	—	28	4
Share-based compensation expenses	694	778	115
Changes in operating assets and liabilities:
Accounts and notes receivable	(5,595)	4,688	691
Prepayments and other current assets	(281)	(1,034)	(152)
Other non-current assets	(290)	(224)	(33)
Accounts payable	5,696	(3,959)	(584)
Deferred revenue and customer deposits	8,984	3,203	472
Tax payable	23	(70)	(10)
Accrued liabilities and other current liabilities	(6,920)	(11,596)	(1,709)
Operating lease liabilities	(3,052)	(2,466)	(363)
Net cash provided by/(used in) operating activities	5,689	(3,970)	(584)
Cash flows from investing activities:
Purchase of short-term investments	(100,000)	(38,000)	(5,601)
Proceeds from maturities of short-term investments	100,000	33,000	4,864
Payment for acquisitions, net of cash acquired	(1,000)	—	—
Purchase of property and equipment	(165)	(2,261)	(333)
Proceeds from disposal of property and equipment	359	—	—
Purchase of intangible assets	(400)	—	—
Net cash used in investing activities	(1,206)	(7,261)	(1,070)
Cash flows from financing activities:
Proceeds from short-term bank loans	—	5,000	737
Repayment of short-term bank loans	(3,000)	—	—
Repurchase of common shares	(2,907)	(4,815)	(710)
Prepayment for stock issuance cost	(417)	(347)	(51)
Proceeds from issuance of warrants, net of issuance costs	—	(52)	(8)
Proceeds from exercise of share options	2,191	20	3
Net cash used in financing activities	(4,133)	(194)	(29)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Effect of exchange rate on cash and cash equivalents and restricted cash	(84)	(212)	(31)
Net increase/(decrease) in cash and cash equivalents and restricted cash	266	(11,637)	(1,714)
Cash, cash equivalents and restricted cash at the beginning of period	119,547	168,339	24,810
Cash, cash equivalents and restricted cash at the end of period	119,813	156,702	23,096
Including:
Cash and cash equivalents at the end of the period	119,422	152,139	22,423
Restricted cash at the end of the period	391	4,563	673
Supplemental disclosures of cash flow information:
Income tax paid	4	1	—
Interest expense paid	201	444	65
Non-cash investing and financing activities:
Unpaid consideration for acquisition of noncontrolling interests	—	10,453	1,541
Unpaid offering expenses	1,541	397	59
Unpaid cash for repurchase of common shares	2,111	715	105

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, the variable interest entity (“VIE”), and subsidiaries of the VIE) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, the VIE, and subsidiaries of the VIE are principally engaged in providing Software-as-a-Service (“SAAS”) Businesses, which include developer services, financial risk management, and market intelligence services, in the People’s Republic of China (the “PRC”).

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into shareholder voting proxy agreement and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd. (“Hexun Huagu”), that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements, the rights under the aforementioned shareholder voting proxy agreement and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.

Despite the lack of equity ownership, as a result of a series of VIE agreements, the nominee shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company, which gives the Company the power to direct the activities that most significantly impact the VIE’s economic performance. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810.

The following is a summary of the VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreements entered into between the VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the shareholder voting proxy agreement, the exclusive option agreements and the exclusive business cooperation agreement. The WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the nominee shareholders breach the contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIE in accordance with PRC laws. None of the nominee shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of the VIE’s obligations have been terminated under the other VIE agreements. The Company registered the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIE, the WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from the WFOE. In addition, the VIE has granted the WFOE an exclusive right to purchase any or all of the business or assets of the consolidated VIE at the lowest price permitted under PRC laws. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

Financial Support Agreement

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

Shareholder Voting Proxy Agreement

The Nominee Shareholders also signed the shareholder voting proxy agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Articles of Association.

Accordingly, as a result of the power to direct the activities of the VIE pursuant to the shareholder voting proxy agreement and the obligation to absorb the expected losses of the VIE through the unlimited financial support, the Company is the primary beneficiary of the VIE.

Prior to July 26, 2022, Weidong Luo, founder of the Company, and two other individuals held 80%, 10% and 10 % of the equity interests in the VIE, respectively. On July 26, 2022, the two other individuals who were the nominee shareholders of the VIE transferred their equity interests in the VIE to Guangyan Chen, a senior manager of Hexun Huagu (the “Transfer of Shares”). After the Transfer of Shares, 80% and 20% of the equity interests of the VIE are held by Weidong Luo and Guangyan Chen, respectively. On the same date, the registration of this transfer with the local branch of the State Administration of Industry and Commerce (the “SAIC”) was completed.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

Shareholder Voting Proxy Agreement (continued)

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the contractual arrangements is valid, binding and enforceable in accordance with its terms; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

Reorganization of Wuhan SendCloud Technology Co., Ltd., (“SendCloud”)

In March 2022, Hexun Huagu acquired a majority equity interest of SendCloud. In April 2026, the Company completed an internal reorganization (the “Reorganization”). In connection with the Reorganization, Hexun Huagu conducted capital reduction from SendCloud while Wuhan Santian Zhilian Information Technology Co., Ltd. (“SendCloud WFOE”) entered into a new series of contractual arrangements (the “SC VIE Agreements”) with SendCloud. Consequently, SendCloud was transferred from being a direct equity subsidiary of Hexun Huagu to being controlled via the SC VIE Agreements by SendCloud WFOE.

In accordance with ASC 805-50-25, the Reorganization has been accounted for under common control at historical cost basis with no gain or loss recognized in the consolidated statements of comprehensive (loss)/income, since the same controlling shareholder controls all these entities before and after the Reorganization.

Upon completion of the common control transaction, the goodwill and intangible assets arising from the acquisition of SendCloud were recorded by Sendora Inc, a wholly-owned subsidiary of the Company.

Acquisition of non-controlling interest in Aurora SendCloud Incorporated

After the Reorganization, the Company held 52.37% equity interest in Aurora SendCloud Incorporated. On April 9, 2026, the Company acquired an additional 15.88% equity interest in Aurora SendCloud Incorporated from its non-controlling shareholders for a total consideration of RMB10,453 (US$1,541), increasing its equity ownership in Aurora SendCloud Incorporated to 68.24%. This transaction was accounted for as an equity transaction under ASC 810. The difference between the consideration paid and the carrying amount of the non-controlling interest acquired was recognized as additional paid-in capital, with no gain or loss recognized in the consolidated statements of comprehensive (loss)/income.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIEs and its subsidiaries included in the Company’s unaudited interim condensed consolidated balance sheets:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	72,919	58,617	8,639
Restricted cash	—	4,178	616
Derivative assets	—	80	12
Short-term investment	—	5,000	737
Accounts and notes receivable, net	42,170	37,254	5,491
Prepayments and other current assets	10,940	10,591	1,561
Amounts due from the Company and its subsidiaries	262,240	268,854	39,624
Total current assets	388,269	384,574	56,680
Non-current assets:
Property and equipment, net	2,106	3,998	589
Operating lease right-of-use assets	8,470	7,475	1,102
Intangible assets, net	9,846	145	21
Goodwill	37,785	—	—
Long-term investments	78,985	78,802	11,614
Deferred tax assets	6	165	24
Other non-current assets	648	913	135
Total non-current assets	137,846	91,498	13,485
Total assets	526,115	476,072	70,165
LIABILITIES:
Current liabilities:
Short-term loan	—	5,000	737
Accounts payable	32,191	30,182	4,448
Deferred revenue and customer deposits	121,627	116,975	17,240
Operating lease liabilities	2,526	2,312	341
Accrued liabilities and other current liabilities	66,896	57,916	8,536
Amounts due to the Company and its subsidiaries	444,273	446,942	65,871
Total current liabilities	667,513	659,327	97,173
Non-current liabilities:
Operating lease liabilities	6,117	5,243	773
Deferred tax liabilities	1,883	—	—
Other non-current liabilities	450	450	66
Total non-current liabilities	8,450	5,693	839
Total liabilities	675,963	665,020	98,012

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIEs and its subsidiaries included in the Company’s unaudited interim condensed consolidated statements of comprehensive (loss)/income and cash flows.

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	172,437	168,254	24,798
Cost of revenues	(53,804)	(46,291)	(6,822)
Net income	3,363	5,418	799
Net cash used in operating activities	(15,416)	(7,863)	(1,159)
Net cash used in investing activities	(856)	(7,261)	(1,070)
Net cash (used in)/provided by financing activities	(3,000)	5,000	737

There were no pledges or collateralization of the VIEs’ assets as of December 31, 2025 and June 30, 2026. The amount of net liabilities of the VIE was RMB149,848 and RMB188,948 (US$27,847) as of December 31, 2025 and June 30, 2026, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the unaudited interim condensed consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2025. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE, and subsidiaries of the VIE. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the Company’s unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for credit losses of accounts receivable, useful lives of intangible assets, impairment of goodwill and intangible assets, valuation allowance for deferred tax assets, incremental borrowing rates for operating lease liabilities and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.7851 per US$1.00 on June 30, 2026, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Accounts receivable, net

Accounts receivable are recorded at the realizable value amount, net of allowances for credit loss in accordance with ASC 326 Credit Losses (“ASC 326”), and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses is classified as “General and administrative” in the unaudited interim condensed consolidated statements of comprehensive (loss)/income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses using roll-rate method, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Loans receivable, net

Loans receivable, net are included in “Other non-current assets” on the unaudited interim condensed consolidated balance sheets are carried at amortized cost. The Company maintains an allowance for credit losses in accordance with ASC 326, and represents the Company’s best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the unaudited interim condensed consolidated statements of comprehensive (loss)/income. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

Digital Assets

The Company accounts for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The Company has ownership of and control over its digital assets and the Company may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured at fair value on the unaudited interim condensed consolidated balance sheets. The aggregate cost base of the digital assets was RMB571 (US$84).

The Company determines and records the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that the Company has determined is the principal market for such assets (Level 1 inputs). Realized and unrealized gains and losses are recorded to “gains from fair value change” in the unaudited interim condensed consolidated statements of comprehensive (loss)/income.

Revenue recognition

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenues are presented net of value-added tax collected on behalf of the government.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

SAAS Businesses

The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.

The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification, and email services based on the pre-agreed rate per message or email and the number of messages or email delivered. The Company acts as the principal in the SMS, one-click verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages are delivered. For value-added services, the Company provided advertising services by connecting advertisers and application (“APP”) developers, who are the suppliers of where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily on several basis, including cost-per-action (“CPA”) basis, cost-per-mille (“CPM”), cost-per-sale (“CPS”) and cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. The transaction price is fixed based on the signed contract consideration. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company.

For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service packages for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

SAAS Businesses (continued)

The Company primarily enters into project-based contracts with its customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on the signed contract consideration. The Company recognizes revenue at the point in time when the customized reports are provided.

The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. The nature of the Company’s performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed the rate per query and the number of queries delivered. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.

For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.

Other revenue recognition related policies

Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the unaudited interim condensed consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the unaudited interim condensed consolidated balance sheets. Amount of contract assets was not material as of December 31, 2025 and June 30, 2026, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are included in “Deferred revenue and customer deposits” on the unaudited interim condensed consolidated balance sheets. The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers. Revenue recognized for the six months ended June 30, 2025 and 2026 that was included in contract liabilities as of January 1, 2025 and 2026 was RMB49,178 and RMB65,647 (US$9,675), respectively. A summary of contract liabilities is as follows:

As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Contract liabilities	121,848	125,246	18,459

Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2025 and June 30, 2026, the Company’s unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected length of more than one year was RMB83,544 and RMB78,993 (US$11,642), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next two years.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Costs of revenues

Cost of revenues consists primarily of channel cost associated with value-added services, short messaging cost, technical services cost, cloud cost, staff costs and direct costs related to overseas business.

Fair value measurements

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivables, other receivables within prepayments and other current assets, balances with related parties, short-term loan, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments.

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2025 and June 30, 2026, the aggregate amount of cash and cash equivalents, short-term investments and restricted cash of RMB134,120 and RMB124,938 (US$18,415), respectively, were held at major financial institutions located in the PRC, and US$5,621 and US$6,164 (RMB41,826), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)

Concentration of suppliers

Approximately 51.6% and 37.9% of advertising costs were paid to three suppliers for the six months ended June 30, 2025 and 2026, respectively.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 2.97% for the six months ended June 30, 2026. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

Segment information

The Company operates in one operating and reportable segment and derives revenues primarily from SAAS Businesses. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”), who makes resource allocation decisions and assesses performance based on the consolidated financial results. The CEO assesses performance and decides how to allocate resources based on total revenue and consolidated net income/(loss) as reported on the consolidated statements of comprehensive (loss)/income. The CEO considers budget to actual comparisons of total revenue and consolidated net income/(loss) on a regular basis when assessing the operating results and making resource decisions to improve profitability aligned with the Company’s strategic initiatives and capital allocation priorities.

Significant expenses reviewed by the CEO include those that are presented in the consolidated statements of comprehensive (loss)/income. As the Company generates substantially most of its revenues and holds substantially all of its long-lived assets in the PRC, no geographical segments are presented.

Recently issued accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3Accounts receivable, net

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	49,723	44,073	6,496
Less: allowance for credit losses	(6,495)	(5,047)	(744)
Total accounts receivable, net	43,228	39,026	5,752

The following table presents the movement in the allowance for credit losses:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Balance at beginning of the period	4,916	6,495	957
Provisions	3,320	(1,057)	(156)
Write-offs	(1,741)	(391)	(57)
Balance at end of the period	6,495	5,047	744

4Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Prepaid service fee	6,692	7,719	1,137
VAT and other surcharges	2,590	2,798	412
Deferred offering expenses	1,748	1,424	210
Office rental deposit	467	601	89
Other deposits	1,152	1,450	214
Contract assets	479	430	63
Prepaid media cost	972	221	33
Receivables from sales of shares on behalf of employees	15	168	25
Others	1,191	1,275	186
Total prepayments and other current assets	15,306	16,086	2,369

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5Short-term investments

Short-term investments classification as of December 31, 2025 and June 30, 2026 were shown as below:

As of December 31, 2025
		Gross	Gross	Gross	Gross
		unrecognized	unrecognized	unrecognized	unrecognized
	Cost	holding gains	holding losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Equity investments with readily determinable fair value	5,000	—	—	90	—	5,090
Total short-term investments	5,000	—	—	90	—	5,090

	As of June 30, 2026
			Gross	Gross	Gross	Gross
			unrecognized	unrecognized	unrecognized	unrecognized
	Cost		holding gains	holding losses	gains	losses	Fair value
	RMB	USD	RMB	RMB	RMB	RMB	RMB	USD
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Held-to-maturity debt investments	5,000	737	—	—	—	—	5,000	737
Equity investments with readily determinable fair value	5,000	737	—	—	62	—	5,062	746
Total short-term investments	10,000	1,474	—	—	62	—	10,062	1,483

As of December 31, 2025, the Company’s equity investments with readily determinable fair value represent a purchased private equity fund product (“PE Fund Product”), for which the Company does not have significant influence.

As of June 30, 2026, the Company’s short-term investments comprise of bank structured deposits and a PE Fund Product.

6Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to office facilities. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

As of December 31, 2025, the weighted average remaining lease term was 4.1 years and weighted average discount rate was 2.44% for the Company’s operating leases. As of June 30, 2026, the weighted average remaining lease term was 3.7 years and weighted average discount rate was 2.4% for the Company’s operating leases.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

6Lease (continued)

Operating lease cost for the six months ended June 30, 2025 and 2026 were RMB2,785 and RMB2,290 (US$338), respectively, which excluded cost of short-term contracts. Short-term lease cost for the six months ended June 30, 2025 and 2026 were RMB429 and RMB428 (US$63). For the six months ended June 30, 2025 and 2026, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash payments for operating leases	2,994	2,465	363
ROU assets obtained in exchange for operating lease liabilities	2,726	411	61

Future lease payments under operating lease as of June 30, 2026 were as follows:

	Operating lease
	RMB	US$
	(Unaudited)	(Unaudited)
Year ending December 31,
2026	1,942	286
2027	3,896	574
2028	3,467	511
2029	3,075	453
2030	1,775	262
Thereafter	—	—
Total future lease payments	14,155	2,086
Less: Imputed interest	621	92
Total lease liability balance	13,534	1,994

7Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2025, the carrying amount of the Company’s equity investments was RMB112,609, net of RMB27,232 in accumulated impairment.

As of June 30, 2026, the carrying amount of the Company’s equity investments was RMB111,383 (US$16,416), net of RMB26,585 (US$3,918) in accumulated impairment.

For the six months ended June 30, 2025 and 2026, there were no impairment charges recognized on equity investments without readily determinable fair value.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

8Short-term loan

As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Short-term bank borrowings	—	5,000	737

In June 2026, the Company borrowed a RMB denominated loan of RMB5,000 (US$737) at an annual rate equal to the Loan Prime Rate (“LPR”) plus 55 basis points, with a maturity date of June 15, 2027.

9Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Deferred revenue	121,848	125,246	18,459
Customer deposits	56,802	56,607	8,343
Total deferred revenue and customer deposits	178,650	181,853	26,802

10Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

		As of
		December 31, 2025	June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Accrued payroll and welfare payables		46,473	36,489	5,378
Payable for business acquisition	(i)	14,188	24,558	3,619
Other taxes and surcharges		9,527	8,299	1,223
Service fees		5,795	3,956	583
Income tax payable		829	759	112
Government grants subject to deferral or return		628	628	93
Others		3,499	3,863	569
Total accrued liabilities and other current liabilities		80,939	78,552	11,577
(i)	The balance represents the remaining unpaid cash consideration from the acquisition of Wuhan SendCloud and Aurora SendCloud Incorporated.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11Share-based compensation

Share option and restricted share unit plans

2014 Incentive Plan

On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of June 30, 2026, there were no shares remain available for grant under the 2014 Plan as the 2014 Plan has expired.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of June 30, 2026, 2,893 shares remain available of grant under the 2017 Plan.

2021 Incentive Plan

In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of June 30, 2026, 1,973 shares remain available of grant under the 2021 Plan.

2023 Incentive Plan

In September 2023, the Company’s board of directors and shareholders approved the 2023 Incentive Plan (the “2023 Plan”). Awards under the 2023 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2023 Plan. As of June 30, 2026, 2,439,067 shares remain available of grant under the 2023 Plan.

The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017, 2021 and 2023 Incentive Plans. Upon the termination of the Grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.

Total compensation costs recognized for the six months ended June 30, 2025 and 2026 were as follows:

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Research and development	116	14	2
Sales and marketing	7	—	—
General and administrative	571	764	113
Total	694	778	115

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12Income taxes

The Company has holding companies in Cayman Island, British Virgin Islands, Hong Kong, Singapore, Malaysia and its main operations is in the PRC. The Company’s entities are subject to local statutory income tax rate in these jurisdictions. Specifically, the Company’s PRC entities are subject to a statutory income tax rate of 25% and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Company’s Hong Kong entities are subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws. The Company’s Singapore entity is subject to a statutory income tax rate of 17%, in accordance with the Singapore tax laws. The Company’s Malaysia entity is subject to a statutory income tax rate of 24%, in accordance with the Malaysia tax laws.

The Company recorded an income tax benefit of RMB546 and an income tax expense of RMB62 (US$9), representing an effective tax rate of 32.93% and 1.88% respectively for the six months ended June 30, 2025 and 2026. The significant increase in effective tax rate is mainly due to the reduction of loss before income taxes, changes in tax rate on deferred tax and prior year true up.

As of December 31, 2025 and June 30, 2026, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the six months ended June 30, 2025 and 2026. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In accordance with relevant PRC tax administration laws, the tax year from 2020 through 2025 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the unaudited interim condensed consolidated financial statements.

13Other non-current liabilities

Other non-current liabilities consist of the following:

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Payable to equity method investee	450	450	66
Total other non-current liabilities	450	450	66

14Commitments and contingencies

Capital commitments

As of June 30, 2026, the Company did not have any non-cancellable purchase commitments.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15Income/(Loss) per share

Basic and diluted income/(loss) per share and basic and diluted income/(loss) per American Depositary Shares (“ADS”) is calculated as follows:

	Six months ended June 30,
	2025		2026
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(Loss)/Income per share—basic:
Numerator:
Net (loss)/income attributable to common shareholders	(2,028)	(545)	2,309	340	628	93
Denominator:
Weighted average number of shares used in calculating basic (loss)/income per share	63,325,008	17,000,189	62,427,953	62,427,953	17,000,189	17,000,189
Basic (loss)/income per share	(0.03)	(0.03)	0.04	0.01	0.04	0.01
(Loss)/Income per share—diluted:
Numerator:
Net (loss)/income attributable to common shareholders	(2,028)	(545)	2,339	345	598	88
Denominator:
Dilutive share options and restricted share units	—	—	3,977,667	3,977,667	—	—
Weighted average number of shares used in calculating diluted (loss)/income per share	63,325,008	17,000,189	66,405,620	66,405,620	17,000,189	17,000,189
Diluted (loss)/income per share	(0.03)	(0.03)	0.04	0.01	0.04	0.01
(Loss)/Income per ADS (3 ADSs equal 40 Class A common shares):
(Loss)/Income per ADS—basic	(0.40)		0.49	0.07
(Loss)/Income per ADS—diluted	(0.40)		0.47	0.07

For the six months ended June 30, 2025 and 2026, the two-class method is applicable because the Company has Class A and Class B common shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.

The effect of all outstanding share options and restricted share units were excluded from the computation of diluted (loss)/income per share for the six months ended June 30, 2025 as their effects would be anti-dilutive.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Developer Services:
Subscription	107,126	135,590	19,983
Value-Added Services	19,603	15,924	2,347
Vertical Applications	52,092	42,996	6,337
Total revenues	178,821	194,510	28,667

For the six months ended June 30, 2025 and 2026, revenues recognized at a point in time were RMB113,754 and RMB112,071 (US$16,517), respectively. For the six months ended June 30, 2025 and 2026, revenues recognized over time were RMB65,067 and RMB82,439 (US$12,150), respectively.

17Fair value measurements

Assets and liabilities measured or disclosed at fair value

The Company measures equity investment with readily determinable fair value at fair value on a recurring basis. The equity securities with readily determinable fair value are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data.

The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data.

The Company’s non-financial long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. The Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial assets. The Company measures non-recurring fair value measurements as of the observable transaction dates. The fair value (Level 2) was evaluated for certain property and equipment based on quoted prices for similar assets in markets that are not active.

The Company measures certain financial assets, including equity method investments and equity investments without readily determinable fair value at fair value on a non-recurring basis only if an impairment loss or upward valuation were to be recognized.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

17Fair value measurements (continued)

For the six months ended June 30, 2026, assets measured at fair value are summarized below:

			Fair value measurement at June 30, 2026 using
			Quoted prices in	Significant
	Total Fair		active markets	other	Significant
	Value at		for identical	observable	unobservable	Fair value
	June 30, 2026		assets (Level 1)	inputs (Level 2)	inputs (Level 3)	adjustment
	RMB	US$	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Fair value measurements on a recurring basis:
Derivative assets	80	12	—	80	—	80
Equity investment with readily determinable fair value	5,062	746	—	5,062	—	(28)
Digital assets	570	84	570	—	—	(1)
Total assets measured at fair value	5,712	842	570	5,142	—	51

For the six months ended June 30, 2025, there was no assets measured at fair value on a recurring basis.

For the six months ended June 30, 2025 and 2026, there was no assets measured at fair value on a non-recurring basis.

18Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and the subsidiaries of the VIE.

Under PRC law, the Company’s subsidiary, the VIE, and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts of net assets restricted include the paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB678,423 (US$99,987) as of June 30, 2026.